Dec. 5, 2011

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed Nov. 7, 2011

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter of  Nov. 17, 2011.

General

1. We note your response to comment three of our letter dated October 26, 2011, and we reissue the comment. Please disclose more fully Mr. Bauman’s involvement with USA Therapy, Inc. Specifically, please disclose:

•

that the acquisition of China Printing and Packaging was a reverse acquisition;

•

the development of USA Therapy’s business plan prior to the reverse acquisition of China Printing and Packaging. For example, we note that it appears USA Therapy did not develop meaningful operations prior to the acquisition.

Additionally, please disclose the amount of time that passed between effectiveness of USA Therapy’s Form SB-2 and the reverse acquisition as well as the change in the company’s business plan pursuant to the reverse acquisition; and the dates of Mr. Bauman’s tenure with USA Therapy.

Additional disclosure added.

Risk Factors, page 5

Risks Relating to the Early Stage of our Company, page 5

2. We note your response to comment five of our letter dated October 26, 2011. Your position that a lack of capital affects only the rate of growth and not sustainability is in direct conflict with the going concern opinion you have received and statements made in the notes to your audited financial statements. We also note that you have deleted the going concern risk factor and other going concern references. Given that your auditor issued a going concern opinion, it is not appropriate to omit these references. Please revise to include a risk factor regarding the going concern opinion. The risk factor should discuss the fact that, as reflected in the notes to your audited financial statements, you do not have significant cash or other current assets, or an established source of revenues sufficient to cover your operating costs and allow you to continue as a going concern. Also as discussed in the notes to your audited financial statements, your risk factor should highlight the fact that the lack of additional capital, either from your inability to generate cash flow from operations or to raise capital from external sources would force the company to substantially curtail or cease operations. Lastly, your risk factor should disclose how long you believe you can continue your current level of operations with the cash you have on hand, excluding any cash you may raise in this offering or any other financings. We may have additional comments upon review of your response.

Risk factor added.

We have suffered only achieved minimal profitability, page 6

3. We note your response to comment six of our letter dated October 26, 2011, and we reissue the comment. Your disclosure still refers to your accumulated deficit as of September 15, 2010. Please update this risk factor to reflect your most recent financial statements.

Updated.

Capitalization, page 8

4. We note your response to comment seven of our letter dated October 26, 2011. Based on the face of your balance sheet, it appears that you do not have an accumulated deficit as of June 30, 2011. As such, please revise your presentation on page 8.

Revised.

Management’s Discussion and Analysis . . . , page 11

Plan of Operation, page 12

5. We note your response to comment ten of our letter dated October 26, 2011. Specifically, we note the added disclosure that the company will now be liable for monthly fees to cover rent, phone, fax, and copies. However, in the third to last paragraph of this section, you continue to state that Bauman Financial Group is paying these expenses. Please revise your disclosures to reconcile this inconsistency.

Revised for consistency.

6. We note your response to comment 11 of our letter dated October 26, 2011, and we reissue the comment in part. Please ensure that your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the business section, you still address services you “will” provide rather than services you currently provide as now indicated in the plan of operation. Additionally, on page F-18, you state that you have no operations to date. We further note in your response to our comment that you are not currently taking additional steps to further develop your business plan. Please reconcile this statement with the statement in the property section on page 11 where you reference your expansion efforts. If you do intend to grow your business and further implement your business plan, please describe the steps you intend to take and the anticipated expenses associated with the continued implementation of your business plan as well as your timetable for further implementing your business plan. Finally, you now state that you plan to roll out a national advertising campaign in the future. Please clarify whether you have a timeframe for this campaign, and if you do, please discuss your plans. Additionally, it is unclear how you expect to fund a national advertising campaign or how you plan to support a national estate planning operation, and your marketing disclosure on page 10 indicates you plan only to market to the local community. Please advise, or revise your disclosures as appropriate. In doing so, please clarify whether you intend to use any of the proceeds from this offering for a national advertising campaign.

Additional disclosure added and clarified for consistency.

Liquidity and Capital Resources, page 13

7. We note your response to comment 12 of our letter dated October 26, 2011. Please revise the third paragraph to reflect the current status of your commitments and expenses. In this regard, we note you deleted the reference to your commitment to pay rent, but you disclose on page 12 that you are now obligated to pay rent. Additionally, you reference an expected increase in expenses in the first half of 2011. Given that it is almost the end of 2011, please revise this disclosure accordingly.

Revised and rent obligation reinserted.

Results of Operations, page 13

8. We note your response to comment 13 of our letter dated October 26, 2011. You disclose that your net income from inception on August 27, 2010 through June 30, 2011 was $15,556. Based on the face of your statement of operations, this amount is actually $7,110. Please revise.

Revised.

Our Management, page 14

Directors, Executive Officers, Promoters and Control Persons, page 14

Directors, page 14

9. We note your response to comment 14 of our letter dated October 26, 2011, and we reissue the comment in part. Please disclose how much time Mr. Bauman devotes to Bauman Estate Planning.

Disclosure that Mr. Bauman devotes 10 hours a week inserted.

Certain Relationships and Related Party Transactions, page 16

10. We note your response to comment 17 of our letter dated October 26, 2011. You now disclose in this section that you issued shares to both Mr. Bauman and Ms. Scott at $0.00065 per share. However, your disclosure on page II-1 indicates that you issued the shares to Ms. Scott at $0.001 per share. Please revise your disclosures to accurately reflect the price at which the shares were issued to Ms. Scott.

Revised to $0.00065.

Plan of Distribution, page 18

11. We note your response to comment 18 of our letter dated October 26, 2011, and we reissue the comment. Please revise this section to omit all references to underwritten offerings and market, negotiated, or changing prices. In this regard, we note you still refer to changing prices in the first bullet point on page 19, and you still refer to underwriters and underwritten offerings in the second set of bullet points on page 19.

References omitted.

Financial Statements, page F-1

General

12. Please include financial statements for the period ended September 30, 2011. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Updated.

13. Please disclose in the footnotes to your financial statements what your fiscal year-end is.

Year end disclosure added.

Note A – Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

14. We note your response to comment 19 of our letter dated October 26, 2011. You still disclose that you expect the adoption of ASC 105 to have an impact on your results of operations, financial condition or cash flows. Since this pronouncement is already effective for you, please revise your disclosure to clearly state that you adopted the pronouncement and whether it did or did not have an impact on your results of operations, financial condition or cash flow.

Revised.

Exhibit 23.1

15. We note your response to comment 25 of our letter dated October 26, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 20 to refer to your auditors as experts in auditing and accounting, if true.

Revised to disclose experts in accounting and consent to such disclosure.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.

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